

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via E-mail</u>
Mr. Zixin Shao
Chief Financial Officer
China Nepstar Chain Drugstore Ltd.
6th Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nanshan District, Shenzhen
Guangdong Province 518054
People's Republic of China

Re: China Nepstar Chain Drugstore Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-33751

Dear Mr. Shao:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief